Filed by COMSYS IT Partners, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rules 14a-12 and 14d-9
under the Securities Exchange Act of 1934, as amended
Subject Company: COMSYS IT Partners, Inc.
Registration No. 333-165182

TO:	COMSYS Employees Who Hold Restricted Stock or Stock Options

FROM:	Larry Enterline

DATE:	March 12, 2010

RE:	Questions and Answers about the Manpower Exchange Offer
As previously announced, COMSYS has entered into a merger agreement with Manpower and its wholly-owned subsidiary, Taurus Merger Sub, under which Manpower, through its subsidiary, is making an exchange offer to acquire all of the outstanding shares of COMSYS common stock in exchange for either $17.65 in cash or $17.65 in fair market value of Manpower common stock for each share of COMSYS common stock duly tendered and accepted for purchase in the exchange offer.
By now, you have probably received one or more mailings that include Manpower’s Prospectus for the exchange offer dated March 4, 2010, a Letter of Election and Transmittal to be used to tender shares in the exchange offer, and a letter from me to all COMSYS stockholders dated March 4, 2010 to which is attached the Schedule 14D-9 of COMSYS that discusses our board’s recommendation to COMSYS stockholders that they accept Manpower’s offer and tender their shares. Those documents contain important information about the exchange offer that you should carefully review before deciding whether to tender your shares. They also contain information about how to tender your shares, and provide the address and telephone numbers for Georgeson, Inc., which has been appointed by Manpower as the Information Agent for the exchange offer and which may be contacted for general information about the exchange offer.
This document has been prepared to provide more specific information for COMSYS employees who hold COMSYS restricted shares or options to purchase COMSYS common stock that have been issued under the various equity participation plans of COMSYS and its predecessors. Should you have additional questions that are not answered in this document, or if you have not yet received the mailing referenced above, please call Darren Dixon at the Phoenix Service Center at (480)777-6720.

Q:
I have received in the mail two or more sets of the Prospectus, Letter of Election and Transmittal and Schedule 14D-9. Do I need to send in all of the Letters of Election and Transmittal that I received?

A:
If you have received two or more sets of the exchange offer materials, it is probably because you have more than one account in which your shares are held. For example, there may be slight differences in how your name or address appear on the stock records that have resulted in there being more than one account — for example, you may have one account in the name “Ken R. Bramlett, Jr.” and another account in the name “Ken Bramlett.” Also, you may own some of your shares directly and others through one or more brokerage accounts.

You may send in to the Exchange Agent separate Letters of Election and Transmittal (the blue booklet) for each account, or you may combine all of your shares and send them to the Exchange Agent with a single Letter of Election and Transmittal, provided you indicate on the form the total number of shares being tendered and send the certificates for all of your certificated shares (and appropriate instructions for all uncertificated shares, such as those held in a brokerage account).

Q:
There’s a label on page 2 of the Letter of Election and Transmittal (the blue booklet) that has my name on it but a number of shares in the top right corner that is not the number of shares that I own. What’s the discrepancy?

A:
If the number in the top right corner of the label is less than the number of shares you think you own, then the discrepancy may be due to the fact that you have one or more other accounts that hold the remaining shares. If an account is with your broker, you’ll need to get in touch with your broker to arrange to have those shares tendered.

If the number in the top right corner of the label is less than the number of shares you think you own, then the discrepancy may be due to the fact that the number includes restricted shares that have been awarded to you but that have not yet vested. See the questions and answers below about unvested restricted shares.

If you want to make sure you are tendering all of your shares of COMSYS common stock, you shouldn’t depend on the number shown on the label(s) you receive. Double check your own records, including your statements from your stock broker. COMSYS’s transfer agent, which generated the labels, will not know about shares that you own in “street name” through your broker.

Q:
I have shares of COMSYS common stock that are now vested, or that were acquired by me upon exercise of stock options, but the certificates still bear a legend restricting their transfer. Can I tender those shares in the exchange offer? Do I have to get the legends removed before I tender them?

A:
You may tender vested shares or shares that you acquired upon exercise of stock options even though the certificates still have a legend restricting transfer that was placed on the certificates when they were issued to you, and you do not have to get the legends removed before you tender them. COMSYS will instruct its transfer agent and advise Manpower’s exchange agent that such a legend will not prevent transfer of your shares to Manpower or its subsidiary in the exchange offer.

Q:
I have been awarded restricted shares of COMSYS common stock that will not vest until some time after the expiration date of the exchange offer. Is there any way I can tender them in the exchange offer?

A:
No, the exchange offer does not apply to unvested restricted shares. However, if the exchange offer is successful, the merger agreement provides that COMSYS and the Manpower subsidiary will be merged as soon as practicable thereafter, and at the time of that merger each outstanding award of restricted shares that has not yet vested will be converted into a replacement award of a lump-sum cash payment, payable only upon satisfaction of the applicable vesting conditions, in an amount equal to the number of shares under the restricted stock award immediately prior to the merger multiplied by $17.65.

Q:
I have been awarded restricted shares of COMSYS common stock that are currently unvested but that, under the particular terms of my agreement with COMSYS or the board resolutions granting my award, will automatically vest upon a change of control of COMSYS, even if my employment has not been terminated. Since a change of control will occur when Manpower purchases COMSYS shares tendered in the exchange offer (because, in order to do so, it must acquire at least of majority of the outstanding COMSYS common stock), my shares will then vest. Is there any way I can tender them in the exchange offer?

A:
Yes. The merger agreement specifically contemplates that currently unvested restricted shares that automatically vest upon a change of control may be tendered and purchased in the exchange offer. The terms of the offer set forth in Manpower’s Prospectus also provide that Manpower will make special arrangements with COMSYS regarding the delivery of those shares, since they will be held by COMSYS until the time that they vest. If you are one of the employees whose shares will vest automatically at that time, Darren Dixon at the Phoenix Service Center will be in touch with you shortly to discuss the special arrangements made by COMSYS and Manpower regarding those shares.

Q:
I hold employee stock options that have not yet been exercised but are fully vested and are “in the money” for purposes of the exchange offer (that is, they have an exercise price that is less than $17.65 per share). What are my opportunities to realize the value of those stock options in connection with the exchange offer?

A:	While you cannot tender the stock options themselves in the exchange offer, you have two alternative opportunities to realize their value:

As one alternative, you may exercise the option, pay the exercise price for the shares (either in cash for the full number of shares or in a “cashless exercise” for a reduced number of shares), provide for any applicable withholding of taxes, and tender the shares that are issued to you upon exercise of the option just as you would tender any other shares of COMSYS common stock that you own. If you choose this alternative, you should begin the process immediately so that the shares can be issued to you well before the expiration of the exchange offer.

As another alternative, you can wait until the exchange offer has been successfully completed and the second-step merger of COMSYS with the Manpower subsidiary occurs. At the effective time of the merger, under the terms of the merger agreement, each of your “in-the-money” stock options will be cancelled in exchange for a cash lump-sum payment equal to (a) the number of shares covered by the option multiplied by (b) the amount by which $17.65 exceeds the option price (less any required withholding of taxes).

In considering those alternatives, you should take into account the following factors, among others:
(1) If you exercise your options and then tender the underlying shares, you will have the opportunity to elect either the cash consideration or the Manpower stock consideration, but even if you elect the cash consideration you may be required to take some Manpower stock consideration if the cash consideration is oversubscribed;
(2) If you wait until the merger to receive the cash value of your options, you will receive only cash, but it will take longer for you to receive the cash — perhaps a few days if the merger can be effected a few days after the exchange offer is completed, but possibly a matter of months if a stockholder vote is required for the merger because Manpower is unable to acquire at least 90% of the outstanding COMSYS shares in the exchange offer and through exercise of its “top-up option” described in the Prospectus. It is even theoretically possible, but believed by COMSYS to be highly unlikely, that the exchange offer could be successfully completed but the merger deferred indefinitely pending the resolution of regulatory issues that are not now anticipated.

Q:
I hold employee stock options that have not yet been exercised but are fully vested, but they are “out of the money” for purposes of the exchange offer (that is, they have an exercise price that is greater than $17.65 per share). What happens to them in the exchange offer?

A:
There is no opportunity to realize any value for “out of the money” stock options in the exchange offer, but the merger agreement provides that prior to the effective time of the second-step merger, COMSYS may offer the holders of certain “out-of-the-money” employee stock options a payment of up to $100 per holder in consideration of cancellation of those options. Terry Bell will be contacting each of those holders shortly about the process for such payment and cancellation.

AGAIN, PLEASE CALL DARREN DIXON AT (480)777-6720 AT THE PHOENIX SERVICE CENTER IF YOU HAVE ANY OTHER QUESTIONS REGARDING YOUR RESTRICTED SHARES OR STOCK OPTIONS, OR IF YOU NEED ADDITIONAL COPIES OF THE PROSPECTUS, LETTER OF ELECTION AND TRANSMITTAL, OR SCHEDULE 14D-9. Those documents, as well as Manpower’s other filings containing information about COMSYS and Manpower, are also available without charge, at the SEC’s website (www.sec.gov).